Mail Stop 3720

January 24, 2007

Dr. Zachary Berk
Chairman of the Board
KBL Healthcare Acquisition Corp. II
757 Third Avenue, 21st Floor
New York, New York 10017

> **Re: KBL Healthcare Acquisition Corp. II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 10, 2007**
> **File No. 0-51228**

Dear Dr. Berk:

   We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to prior comment one in our letter dated December 22, 2006. We also note reference in a road show presentation filed on Form 8-K on January 10, 2007 to forward looking statements made within the meaning of the PSRLA of 1995. As with forward looking statements made in the proxy statement itself, all other forward looking statements made in connection with the offering of securities by KBL must avoid reference to the safe harbor. In all future filings relating to the issuance of shares by KBL, <u>a blank check company</u>, please avoid reference to the safe harbor or make clear in each instance that the safe harbor is not available.

The Acquisition Proposal, page 30

Background of the Acquisition, page 33

2.	Reference is made to the revised disclosure pertaining to your officers' and directors' "valuation analysis" of the acquired business. You indicate that the valuation analysis was based on comparable companies and transactions. You also state that it was "supplemented" by Capitalink's fairness opinion. Please explain what you mean by "supplemented."

3.	Explain how the parties agreed that an initial enterprise valuation of Summer should be in the range of $50-55 million. In this regard, we note that one times Summer's original projection for 2006 revenues ($48 million as disclosed on page 36) is $48 million.

4.	Your revisions on page 34 disclose the total additional value of the maximum contingent payments based on a stock price of $8.50 per share, or the required stock price that will trigger the right to receive the additional shares of KBL common stock. However, the value of the total maximum consideration that may be given by KBL in the acquisition as disclosed on page 35 and throughout the document ($54,329,000) appears to calculate the value of the contingent payments based on the last sale price of a share of KBL common stock on September 1, 2006 ($5.35) rather than $8.50, and it does not include the $5 million in cash payable. Revise the disclosure of the value of the total maximum consideration to take into account the full $26,000,000 of additional value that Summer's stockholders could receive. Based on our calculations, it appears that the total maximum consideration is $67,204,168. Further, revise "KBL's Board of Directors' Reasons for Approval of the Acquisition" to address what consideration the board gave to the value of the maximum contingent payments. Also discuss why under "Valuation" on pages 37 and 38 the board only considered the value of the "upfront payments" in determining that the terms of the transaction were in the best interest of KBL's stockholders. Finally, revise the summary of Capitalink's "Transaction consideration analysis" on page 44 to explain how it calculated the value of the 2,500,000 additional shares as $12.5 million and why it did not base the calculation on a stock price of $8.50 per share.

KBL's Board of Directors' Reasons for Approval of the Acquisition, page 36

5.	We note your response to prior comment 10 in which you indicate that expectations for 2008 were discussed. Further elaborate on the discussions the parties held regarding Summer's "high-level" expectations for 2008. Ensure that your revisions explain the meaning of "high-level" and are more specific than "continued rapid growth in net sales and continued improvement in profit margins." In this regard, we note that Capitalink reviewed management's high-level expectations for 2008 in arriving at its fairness opinion. Your revised disclosure should describe the expectations at least to the same extent as they were communicated to Capitalink. See also comment 25 to our letter dated November 22.

6.   Please explain how the comparable transactions data impacted your valuation analysis. In this regard, it does not appear that the valuation metric you settled on (1.35 x 2006 revenue) related to the "comparable" transactions that you chose. Clarify how you determined the median valuation of 1.35 times sales.

Pro forma Financial Statements

Purchase Accounting Adjustment, page 69

7.   We note that the estimated fair values of certain assets and liabilities have been determined with the assistance of third party valuation specialists. In light of the net worth share adjustment provision in the merger agreement, tell us why you believe that the preliminary work performed by the third party valuation specialists and considered by management does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 14(b)(6) of Schedule 14A. Alternatively, provide all of the disclosure about these presentations that is required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Non-GAAP Discussion, page 104

8.   Expand the discussion to address any assessments or conclusions that Summer's management made regarding the company's performance based on its EBITDA for the periods presented.

Executive Compensation, page 111

9.   Please revise the executive compensation disclosure to reflect the principles and objectives outlined in the Commission's recent executive compensation adopting release located at http://www.sec.gov/rules/final/2006/33-8732a.pdf. This would include, for example, a compensation discussion and analysis section that focuses on the most important factors underlying the merged entity's compensation policies and decisions, including the material aspects of the 2006 performance equity plan.

Closing Statements

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Brian L. Ross, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881